Exhibit 99.1

WNS Announces Fiscal 2024 First Quarter Earnings,

Revises Full Year Guidance

NEW YORK, NY and MUMBAI, INDIA, July 20, 2023 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced results for the fiscal 2024 first quarter ended June 30, 2023.

Highlights – Fiscal 2024 First Quarter:

GAAP Financials

•  Revenue of $326.5 million, up 10.5% from $295.3 million in Q1 of last year and up 3.7% from $314.9 million last quarter

•  Profit of $30.1 million, compared to $33.1 million in Q1 of last year and $36.4 million last quarter

•  Diluted earnings per share of $0.60, compared to $0.65 in Q1 of last year and $0.72 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $317.5 million, up 15.5% from $274.8 million in Q1 of last year and up 4.1% from $305.0 million last quarter

•  Adjusted Net Income (ANI) of $50.6 million, compared to $45.9 million in Q1 of last year and $52.4 million last quarter

•  Adjusted diluted earnings per share of $1.01, compared to $0.90 in Q1 of last year and $1.04 last quarter

Other Metrics

•  Added 6 new clients in the quarter, expanded 36 existing relationships

•  Days sales outstanding (DSO) at 34 days

•  Global headcount of 59,871 as of June 30, 2023

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the first quarter was $326.5 million, representing a 10.5% increase versus Q1 of last year and a 3.7% increase from the previous quarter. Revenue less repair payments* in the first quarter was $317.5 million, an increase of 15.5% year-over-year and 4.1% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal first quarter was up 17.5% versus Q1 of last year and 3.6% sequentially. Year-over-year, fiscal Q1 revenue improved as a result of our new client additions, the expansion of existing relationships, and our fiscal 2023 acquisitions, which more than offset the ramp-down of a large HealthCare process and unfavorable currency movements. Sequentially, growth driven by broad-based revenue momentum and favorable currency movements was partially offset by contractual productivity commitments to certain clients.

Profit in the fiscal first quarter was $30.1 million, as compared to $33.1 million in Q1 of last year and $36.4 million in the previous quarter. Year-over-year, profit decreased as a result of wage increases, increased return-to-office costs, higher share-based compensation expense, and increased costs associated with our acquisitions including amortization of intangibles, interest expense, and other acquisition-related expenses. These headwinds more than offset revenue growth and favorable impacts from currency movements. Sequentially, Q1 profit decreased as a result of wage increases, return-to-office costs, higher share-based compensation expense, and one-time benefits in Q4 from tax and interest income. These headwinds were partially offset by revenue growth and favorable currency impacts.

Adjusted net income (ANI)* in Q1 was $50.6 million, as compared to $45.9 million in Q1 of last year and $52.4 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of amortization of intangible expenses, share-based compensation expense, acquisition-related expenses, and associated tax impacts which are excluded from ANI*.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

From a balance sheet perspective, WNS ended Q1 with $242.6 million in cash and investments and $206.2 million in debt. Included in this debt amount is $40.2 million borrowed for general corporate purposes against our line of credit during the quarter. In Q1, the company generated $19.5 million in cash from operations, incurred $17.8 million in capital expenditures, and repaid $10.6 million in long-term debt. WNS also repurchased 1,100,000 ADSs at an average price of $77.84, impacting Q1 cash by $85.6 million. First quarter days sales outstanding were 34 days, as compared to 29 days reported in Q1 of last year and 32 days in the previous quarter.

“In the fiscal first quarter, WNS continued to deliver healthy financial results and position our business for long-term success,” said Keshav Murugesh, WNS’ Chief Executive Officer. “Despite the challenging macro environment, WNS grew constant currency revenue less repair payments* by more than 17% and maintained our industry-leading adjusted operating margins*. Our updated guidance and visibility demonstrate the healthy and resilient nature of our business, and we believe WNS remains well-positioned to meet the evolving needs of our clients. This includes ongoing technology and automation advancements such as AI and Generative AI. The company remains focused on investing in domain, technology, and talent, driving strong operational and financial execution, and delivering long-term sustainable value for all of our stakeholders.”

Fiscal 2024 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2024, as follows:

•

Revenue less repair payments* is expected to be between $1,296 million and $1,354 million, up from $1,162.0 million in fiscal 2023. Guidance assumes an average GBP to USD exchange rate of 1.27 for the remainder of fiscal 2024.

•	ANI* is expected to range between $211 million and $223 million versus $196.1 million in fiscal 2023. Guidance assumes an average USD to INR exchange rate of 82.0 for the remainder of fiscal 2024.

•	Based on a diluted share count of 50.1 million shares, the company expects fiscal 2024 adjusted diluted earnings per share* to be in the range of $4.21 to $4.45 versus $3.86 in fiscal 2023.

“The company has updated our forecast for fiscal 2024 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’ Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 12% to 17% on a reported basis, or 11% to 16% constant currency*. This includes an estimated 3% inorganic growth related to our fiscal 2023 acquisitions. We currently have 92% visibility to the midpoint of the revenue range. For the year, we expect capital expenditures of up to $60 million.”

Conference Call

WNS will host a conference call on July 20, 2023, at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please register using this online form to receive your dial-in number and unique PIN/passcode which can be used to access the call. A replay of the webcast will be archived on the company website at ir.wns.com.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2023, WNS had 59,871 professionals across 66 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, our expectations concerning our future financial performance and growth potential, including our fiscal 2024 guidance, future profitability, our expectations regarding the benefits from our acquisitions of Vuram, OptiBuy, and The Smart Cube (including their impacts on our results of operations), estimated capital expenditures, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the ongoing COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions (including Vuram, OptiBuy, and The Smart Cube), and to successfully grow our revenue and expand our service offerings and market share; future regulatory actions and conditions in our operating areas; and our ability to manage the impact of climate change on our business. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
Revenue	$326.5	$295.3	$314.9
Cost of revenue	211.0	198.4	202.1

Gross profit	115.5	97.0	112.8
Operating expenses:
Selling and marketing expenses	20.0	14.2	17.1
General and administrative expenses	47.0	40.4	43.7
Foreign exchange (gain) / loss, net	(0.9)	(1.9)	2.3
Amortization of intangible assets	8.7	3.0	8.9

Operating profit	40.8	41.3	40.8

Other income, net	(4.8)	(3.4)	(5.8)
Finance expense	7.1	3.2	6.6

Profit before income taxes	38.4	41.4	40.1
Income tax expense	8.3	8.4	3.7

Profit after tax	$30.1	$33.1	$36.4

Earnings per share of ordinary share
Basic	$0.63	$0.68	$0.75
Diluted	$0.60	$0.65	$0.72

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Jun 30, 2023	As at Mar 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$82.9	$127.9
Investments	82.3	101.1
Trade receivables, net	124.4	113.1
Unbilled revenue	106.4	99.8
Funds held for clients	8.5	9.4
Derivative assets	6.3	6.4
Contract assets	14.1	12.6
Prepayments and other current assets	34.8	33.9

Total current assets	459.8	504.1

Non-current assets:
Goodwill	358.7	353.6
Intangible assets	174.9	179.2
Property and equipment	67.1	62.4
Right-of-use assets	173.3	175.5
Derivative assets	3.9	2.7
Investments	77.4	75.9
Contract assets	57.0	54.7
Deferred tax assets	46.9	46.7
Other non-current assets	48.5	49.6

Total non-current assets	1,007.6	1,000.4

TOTAL ASSETS	$1,467.4	$1,504.4

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$23.9	$25.4
Provisions and accrued expenses	35.8	41.8
Derivative liabilities	6.9	7.5
Pension and other employee obligations	76.2	107.9
Short term line of credit	40.2	—
Current portion of long-term debt	36.7	36.1
Contract liabilities	17.8	15.7
Current taxes payable	12.2	2.2
Lease liabilities	28.7	26.6
Other liabilities	49.4	40.7

Total current liabilities	327.7	303.8

Non-current liabilities:
Derivative liabilities	1.1	2.4
Pension and other employee obligations	21.0	19.5
Long-term debt	129.3	137.3
Contract liabilities	11.4	9.7
Other non-current liabilities	10.3	20.8
Lease liabilities	169.7	172.3
Deferred tax liabilities	36.3	37.3

Total non-current liabilities	379.1	399.5

TOTAL LIABILITIES	$706.9	$703.3

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 47,358,289 shares and 48,360,817 shares; each as at June 30, 2023 and March 31, 2023, respectively)	7.6	7.7
Share premium	9.0	81.1
Retained earnings	981.8	951.6
Other reserves	6.7	6.8
Other components of equity	(244.5)	(246.0)

Total shareholders’ equity	$760.6	$801.1

TOTAL LIABILITIES AND EQUITY	$1,467.4	$1,504.4

WNS Segment Reporting

Effective April 1, 2023, WNS has adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer (“CBO”). Under the new organizational structure, WNS has combined our existing verticals into the four SBUs (as set out below). The new organizational structure is expected to help drive improved outcomes for our global clients and enable our company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. To align with this new structure, WNS has changed our segments for financial statement reporting purposes. Reportable segments are as follows:

1. TSLU (comprising of Travel, Shipping/Logistics and Utilities verticals)

2. MRHP (comprising of Manufacturing/Retail/Consumer, Hi-tech/Professional Services and Procurement verticals)

3. HCLS (comprising of Healthcare vertical, which we have renamed as our Healthcare/Life Sciences vertical)

4. BFSI (comprising of Banking/Financial Services and Insurance verticals)

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our BFSI segment, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion and short term) and other non-GAAP financial measures included in this release as supplemental measures of its performance. Acquisition-related expenses or benefits consists of transaction costs, integration expenses, employment-linked earn-out as part of deferred consideration and changes in the fair value of contingent consideration including the impact of present value thereon. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) to evaluate the effectiveness of its business strategies and (ii) (with certain adjustments) as a factor in evaluating management’s performance when determining incentive compensation. WNS is excluding acquisition-related expenses as described above with effect from fiscal 2023 second quarter.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’ financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per share without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles and acquisition-related expenses or benefits associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per share) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings per share*, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Jun 30, 2023 compared to
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$326.5	$295.3	$314.9	10.5%	3.7%
Less: Payments to repair centers	9.0	20.5	9.9	(56.1%)	(9.2%)
Revenue less repair payments (non-GAAP)	$317.5	$274.8	$305.0	15.5%	4.1%
Exchange rate impact	1.7	(3.1)	3.1
Constant currency revenue less repair payments (non-GAAP)	$319.2	$271.7	$308.0	17.5%	3.6%

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
Cost of revenue (GAAP)	$211.0	$198.4	$202.1
Less: Payments to repair centers	9.0	20.5	9.9
Less: Share-based compensation expense	4.2	2.1	2.1
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$197.8	$175.8	$190.1
Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
Gross profit (GAAP)	$115.5	$97.0	$112.8
Add: Share-based compensation expense	4.2	2.1	2.1
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$119.7	$99.1	$114.9

Gross profit as a percentage of revenue (GAAP)	35.4%	32.8%	35.8%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	37.7%	36.0%	37.7%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$20.0	$14.2	$17.1
Less: Share-based compensation expense	3.1	1.7	1.5
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$16.8	$12.5	$15.7

Selling and marketing expenses as a percentage of revenue (GAAP)	6.1%	4.8%	5.4%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.3%	4.6%	5.1%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
General and administrative expenses (GAAP)	$47.0	$40.4	$43.7
Less: Share-based compensation expense	8.9	9.9	8.2
Less: Acquisition-related expenses(1)	1.0	—	1.2
Adjusted general and administrative expenses (excluding share-based compensation expense and acquisition-related expenses(1)) (non-GAAP)	$37.0	$30.5	$34.3

General and administrative expenses as a percentage of revenue (GAAP)	14.4%	13.7%	13.9%
Adjusted general and administrative expenses (excluding share-based compensation expense and acquisition-related expenses(1)) as a percentage of revenue less repair payments (non-GAAP)	11.7%	11.1%	11.2%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
Operating profit (GAAP)	$40.8	$41.3	$40.8
Add: Share-based compensation expense	16.2	13.7	11.8
Add: Amortization of intangible assets	8.7	3.0	8.9
Add: Acquisition-related expenses(1)	1.0	—	1.2
Adjusted operating profit (excluding share-based compensation expense, acquisition related expenses(1) and amortization of intangible assets) (non-GAAP)	$66.7	$57.9	$62.7

Operating profit as a percentage of revenue (GAAP)	12.5%	14.0%	13.0%
Adjusted operating profit (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	21.0%	21.1%	20.6%

Reconciliation of Finance expense (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
Finance expense (GAAP)	$7.1	$3.2	$6.6
Less: Acquisition-related expenses(1)	0.3	—	0.4
Adjusted Finance expense (excluding acquisition-related expenses(1)) (non-GAAP)	$6.8	$3.2	$6.2

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
Profit after tax (GAAP)	$30.1	$33.1	$36.4
Add: Share-based compensation expense	16.2	13.7	11.8
Add: Amortization of intangible assets	8.7	3.0	8.9
Add: Acquisition-related expenses(1)	1.3	—	1.5
Less: Tax impact on share-based compensation expense(2)	(3.6)	(3.1)	(4.0)
Less: Tax impact on amortization of intangible assets(2)	(2.2)	(0.7)	(2.2)
Less: Tax impact on acquisition related expenses (2)	(0.0)	—	(0.0)
Adjusted Net Income (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$50.6	$45.9	$52.4

(1)	Consists of acquisition-related expenses accounted for under the following line items:

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
	(Amounts in millions)
General and administrative expenses(a)	$1.0	$—	$1.2
Finance expense (b)	0.3	—	0.4

Total acquisition related expenses	$1.3	$—	$1.5

(a)	Consists of transaction costs, integration expenses, employment-linked earn-out as part of deferred consideration.

(b)	Consists of changes in the fair value of contingent consideration including the impact of present value thereon.

(2)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets, acquisition-related expenses and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
Profit after tax as a percentage of revenue (GAAP)	9.2%	11.2%	11.6%
Adjusted net income (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets, including tax effect thereon) as a percentage of revenue less repair payments (non-GAAP)	15.9%	16.7%	17.2%

Reconciliation of basic earnings per share (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
Basic earnings per share (GAAP)	$0.63	$0.68	$0.75
Add: Adjustment of share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	0.55	0.34	0.46
Less: Tax impact on share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	(0.12)	(0.08)	(0.12)
Adjusted basic earnings per share (excluding share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$1.05	$0.94	$1.09

Reconciliation of diluted earnings per share (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2023	Jun 30, 2022	Mar 31, 2023
Diluted earnings per share (GAAP)	$0.60	$0.65	$0.72
Add: Adjustments for share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	0.52	0.33	0.44
Less: Tax impact on share-based compensation expense, acquisition-related expenses(1) and amortization of intangible assets	(0.12)	(0.08)	(0.12)
Adjusted diluted earnings per share (excluding share-based compensation expense, acquisition-related expenses (1) and amortization of intangible assets, including tax effect thereon) (non-GAAP)	$1.01	$0.90	$1.04